Exhibit 15.1

For Immediate Release

Editorial Contacts:

Joe Greenhalgh, Vice President, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Delivers Record Q1 Sales and Profit

Sales up 18%, Net Income up 35%

FREMONT, Calif., July 19, 2006 and ROMANEL-SUR-MORGES, Switzerland, July 20, 2006 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced record Q1 sales and profit, posting its thirty-first consecutive quarter of double-digit revenue growth. Sales for the first quarter of Fiscal Year 2007, ended June 30, 2006, were $393 million, up 18 percent from $335 million for the same quarter one year ago.

Beginning with Q1 FY 2007, in accordance with U.S. Generally Accepted Accounting Principles (GAAP), Logitech has adopted Statement of Financial Accounting Standards No.123R (SFAS 123R). The Company’s GAAP results now include the costs of stock-based compensation. A reconciliation between GAAP and non-GAAP results is provided in a table as part of the attached financial statements.

For Q1, GAAP operating income was $23.8 million, including $5.1 million in costs for stock-based compensation. GAAP net income for Q1, including $4.2 million in costs for stock-based compensation (net of related tax benefit), was $30.1 million ($0.16 per share). Net income during the first quarter also included a gain of $6.6 million on the sale of shares of Anoto Group AB.

Non-GAAP operating income, which excludes stock-based compensation, was $28.9 million, up 15 percent from last year’s operating income of $25.2 million. Non-GAAP net income for Q1 was $34.4 million ($0.18 per share), up 53 percent compared with net income of $22.4 million ($0.12 per share) in the prior year. Non-GAAP gross margin was 30.9 percent, compared to 32.1 percent for the same quarter last year.

Logitech’s retail sales for the quarter grew by 20 percent, with growth in all regions, led by 30 percent growth in the Americas. Retail sales were driven by continued strong growth in video products (up 56 percent), remote controls (up 122 percent) and audio products (up 23 percent). Retail sales of cordless products increased by 18 percent, with growth in both cordless mice and cordless desktops. The Company’s OEM sales grew by 4 percent.

“With our solid performance in Q1, Logitech is on track to achieve our financial goals for FY 2007,” said Guerrino De Luca, the Company’s president and chief executive officer. “We saw continued strong retail sales growth in Q1 – including our projected return to growth in the cordless category. As we anticipated, gross margin for the quarter was below our long-term target range of 32-34 percent; we expect to see substantial sequential and year-over-year improvement in gross margin in Q2 as we roll out a range of exciting new products, many with margins higher than those of the products being replaced. A new lineup of webcams, announced earlier this week, should sustain our leadership in video communications, and during the next few months, we’ll announce the rest of our portfolio for this holiday season, including a breakthrough in high-performance mice and a range of products for VoIP and notebook users.”

Outlook

Logitech confirmed its targets for the current fiscal year, ending March 31, 2007. The Company expects sales and non-GAAP operating income to grow 15 percent, year over year. Gross margin is expected to be at the low end of the Company’s long-term targeted range of 32-34 percent, but slightly higher compared with FY 2006, due to anticipated upside in the second half of FY 2007 following new-product introductions. Non-GAAP operating income excludes the cost of stock-based compensation. The net cost of stock-based compensation for FY 2007, reflected in net income, is expected to be between $16 and $19 million.

Earnings Teleconference

Logitech will hold an earnings teleconference on July 20, 2006 at 14:00 Central European Summer Time/8:00 a.m. Eastern Daylight Time/5:00 a.m. Pacific Daylight Time to discuss these results as well as guidance for Fiscal Year 2007. A live webcast and replay of the teleconference, including presentation slides, will be available on the Logitech corporate Web site at http://ir.logitech.com. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and in the U.S. on the Nasdaq Global Select Market (LOGI).

# # #

This press release contains forward-looking statements regarding expected gross margin improvement in Q2 FY 2007, expected timing of new product introductions and the margins for such products, and expected sales, operating income and gross margin for Fiscal Year 2007. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include our ability to introduce higher-margin products in the balance of Fiscal Year 2007 in a timely manner and market reaction to those products; the effect of pricing, product, marketing and other initiatives by our competitors, and our reaction to them, on our sales, gross margins and profitability; our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner; our ability to successfully implement a significant upgrade to our enterprise resource planning software system in Q2 FY 2007; the sales mix between our lower- and higher-margin products; consumer demand for our products and our ability to accurately forecast it; as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the Fiscal Year ended March 31, 2006 available at www.sec.gov. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

(LOGI – IR)

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Quarter Ended June 30,
CONSOLIDATED STATEMENTS OF INCOME	2006	2005
Net sales	$393,282	$334,702
Cost of goods sold	272,370	227,330

Gross profit	120,912	107,372

% of net sales	30.7%	32.1%

Operating expenses:
Marketing and selling	50,848	46,293
Research and development	25,645	21,018
General and administration	20,628	14,834

Total operating expenses	97,121	82,145

Operating income	23,791	25,227

Interest income, net	1,546	585
Other income, net	8,731	234

Income before income taxes	34,068	26,046
Provision for income taxes	3,921	3,649

Net income	$30,147	$22,397

Shares used to compute net income per share and ADS:
Basic	182,648	176,914
Diluted	190,646	197,813
Net income per share and ADS:
Basic	$0.17	$0.13
Diluted	$0.16	$0.12

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on July 14, 2006.

Net income for the three months ended June 30, 2006 included share-based compensation expense under SFAS 123R of $4.2 million, net of tax, related to employee stock options and employee stock purchases. Net income for the three months ended June 30, 2005 does not include the effect of share-based compensation expense, because Logitech implemented SFAS 123R effective April 1, 2006.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	June 30, 2006	March 31, 2006	June 30, 2005
Current assets
Cash and cash equivalents	$246,495	$245,014	$298,785
Accounts receivable	291,035	289,849	204,867
Inventories	217,599	196,864	189,305
Other current assets	49,021	34,479	52,198

Total current assets	804,150	766,206	745,155
Investments	13,566	36,414	16,681
Property, plant and equipment	81,622	74,810	60,742
Intangible assets
Goodwill	136,648	135,396	133,950
Other intangible assets	10,223	11,175	14,656
Other assets	23,380	33,063	11,398

Total assets	$1,069,589	$1,057,064	$982,582

Current liabilities
Short-term debt	$14,433	$14,071	$147,268
Accounts payable	190,483	181,290	153,529
Accrued liabilities	158,244	162,922	144,427

Total current liabilities	363,160	358,283	445,224
Long-term debt	—	4	49
Other liabilities	11,700	13,601	9,796

Total liabilities	374,860	371,888	455,069

Shareholders’ equity	694,729	685,176	527,513

Total liabilities and shareholders’ equity	$1,069,589	$1,057,064	$982,582

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

	Quarter Ended June 30,
SUPPLEMENTAL FINANCIAL INFORMATION	2006	2005
Depreciation	$7,501	$7,025
Amortization of other acquisition-related intangibles	953	1,160
Operating income	23,791	25,227
Operating income before depreciation and amortization	32,245	33,412
Capital expenditures	13,749	10,766

Net sales by channel:
Retail	$341,116	$284,312
OEM	52,166	50,390

Total net sales	$393,282	$334,702

Net sales by product family:
Retail - Cordless	$88,984	$75,305
Retail - Corded	68,103	72,269
Retail - Video	75,658	48,484
Retail - Audio	67,318	54,797
Retail - Gaming	19,090	20,589
Retail - Other	21,963	12,868
OEM	52,166	50,390

Total net sales	$393,282	$334,702

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Quarter Ended June 30,
	2006	2006	2006	2005
GAAP/NON-GAAP CONSOLIDATED STATEMENTS OF INCOME	GAAP	Adjustments (1)	Non-GAAP (2)	GAAP
Net sales	$393,282	$—	$393,282	$334,702
Cost of goods sold	272,370	(718)	271,652	227,330

Gross profit	120,912	718	121,630	107,372

% of net sales	30.7%		30.9%	32.1%
Operating expenses:
Marketing and selling	50,848	(1,134)	49,714	46,293
Research and development	25,645	(1,505)	24,140	21,018
General and administration	20,628	(1,770)	18,858	14,834

Total operating expenses	97,121	(4,409)	92,712	82,145

Operating income	23,791	5,127	28,918	25,227

Interest income, net	1,546	—	1,546	585
Other income, net	8,731	—	8,731	234

Income before income taxes	34,068	5,127	39,195	26,046
Provision for income taxes	3,921	918	4,839	3,649

Net income	$30,147	$4,209	$34,356	$22,397

Shares used to compute net income per share and ADS:
Basic	182,648		182,648	176,914
Diluted	190,646		191,203	197,813
Net income per share and ADS:
Basic	$0.17	$0.02	$0.19	$0.13
Diluted	$0.16	$0.02	$0.18	$0.12

Note:

Share and per-share data for all periods presented have been adjusted to give effect to the two-for-one stock split that took effect on July 14, 2006.

(1)	The adjustments between the GAAP and non-GAAP consolidated statements of income for the three months ended June 30, 2006 consist of share-based compensation expense for employee stock options and employee stock purchases, and the related income tax effect, as recognized in accordance with SFAS 123R. The consolidated statement of income for the three months ended June 30, 2005 does not include the effect of share-based compensation expense, because Logitech implemented SFAS 123R effective April 1, 2006.
(2)	The non-GAAP consolidated statement of income is not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP measures used by other companies. Logitech’s management believes these non-GAAP measures, when shown in conjunction with the corresponding GAAP measures, facilitate the comparison of results for current periods with past periods.